Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1-Chome Minamihoncho
Joetsu-City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

October 2, 2006

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **Notice of Purchase of Its Own Shares**

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

dlw 10/25

To Our Shareholders

October 2, 2006

Name of Listed Company: Arisawa Manufacturing Co., Ltd.
Representative: President and Chief Executive Officer: Sanji Arisawa
Address: 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture
Code No.: 5208
Listed Stock Exchange: Tokyo Stock Exchange, 1st Section
Contact: Title of Person in Charge:
Director & Managing Operating Officer: Tetsuro Iizuka
TEL: (025) 524-7101

Notice of Purchase of Treasury Stocks

(Acquisition of treasury stocks pursuant to the provisions of the Articles of Incorporation under the provisions of Article 165, paragraph 2 of the Corporation Law)

The Company carried out market acquisition of treasury stocks pursuant to the provisions of the Articles of Incorporation under the provisions of Article 165, paragraph 2 of the Corporation Law. We hereby announce this.

1.	Purchase Period	From September 1, 2006 to September 30, 2006
2.	Purchased shares	0 shares
3.	Total amount of purchase	0 Yen
4.	Purchase Method	Market purchasing at the Tokyo Stock Exchange

1. Details of the resolution adopted at the board of directors' meeting held on July 25, 2006

(1) Type of share to be purchased	Common shares of the Company
(2) Total number of shares to be purchased	500,000 shares (upper limit)
(3) Total purchase amount of shares	1,250,000,000 Yen (upper limit)
(4) Period for purchasing its own shares	From August 1, 2006 to January 19, 2007

2. Total number of shares acquired and total amount of acquired price of its own shares after the date of resolution at the board of directors' meeting (as of July 25, 2006).

(1) Total number of acquired shares	163,600 shares
(2) Total amount of acquired price	278,340,200 Yen

3. Holding of its own shares as of September 30, 2006

Total number of outstanding Shares (excluding its own shares)	35,328,602 shares
Number of its own shares	1,218,427 shares